

Mail Stop 4561

August 23, 2017

Dean A. Stoecker
Chief Executive Officer
Alteryx, Inc.
3345 Michelson Drive, Suite 400
Irvine, California 92612

> **Re:** **Alteryx, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 21, 2017**
> **CIK No. 0001689923**

Dear Mr. Stoecker:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Gordon K. Davidson,
        Fenwick & West LLP